UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Clearside Biomedical, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

185063104
(CUSIP Number)

December 31, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ X ]           Rule 13d-1(b)
[     ]           Rule 13d-1(c)
[     ]           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 185063104	Page 2 of 5 Pages

1	Name of Reporting Person I.R.S. Identification Nos. of Above Persons (Entities Only) Carmignac Gestion
2	Check the Appropriate Box if a Member of a Group	(a) [ ] (b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization France
Number of Shares Beneficially Owned by Each Reporting Person with	5	Sole Voting Power 3,124,252(1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 3,124,252(1)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,124,252(1)(2)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]
11	Percent of Class Represented by Amount in Row 9 5.2%
12	Type of Reporting Person FI

(1) Includes 2,495,652 shares held directly by the Reporting Person and 628,600 shares of Common Stock subject to options held by the Reporting Person that are exercisable within 60 days.
(2) Based on 59,666,519 shares of the Common Stock of the Issuer outstanding as of November 5,2021, as reported in the Issuer’s Form 10-Q for the quarter ended September 30, 2021 and filed with the U.S. Securities and Exchange Commission on November 10, 2021.

CUSIP No. 185063104	Page 3 of 5 Pages

Item 1.	(a)	Name of Issuer:
Clearside Biomedical, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

900 North Point Parkway, Suite 200 Alpharetta, GA 30005

Item 2.	(a)	Name of Persons Filing:

Carmignac Gestion

	(b)	Address of Principal Business Office or, if none, Residence :

24 Place Vendome Paris, France 75001

	(c)	Citizenship:

France

	(d)	Title of Class of Securities:
Common Stock, $0.001 par value per share

	(e)	CUSIP Number: 185063104

Item 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ] Broker or dealer registered under Section 15 of the Act.
(b)	[ ] Bank as defined in Section 3(a)(6) of the Act.
(c)	[ ] Insurance company as defined in Section 3(a)(19) of the Act.
(d)	[ ] Investment company registered under Section 8 of the Investment Company Act of 1940.
(e)	[ ] An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).
(f)	[ ] An employee benefit plan or endowment fund in accordance withSection 240.13d-1(b)(1)(ii)(F).
(g)	[ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).
(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

CUSIP No. 185063104	Page 4 of 5 Pages

	(j)	[X ] A non-U.S. institution in accordance with Section 240.13d-1(b)(1) (ii)(J).
	(k)	[ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Section 240.13d-1
	(b)(1)(ii)(J), please specify the type of institution:	Carmignac Gestion is an investment adviser organized under the laws of France.

Item 4.	Ownership.

	(a)	Amount Beneficially Owned:
3,124,252(1)(2)

	(b)	Percent of Class:
5.2%

	(c)	Number of Shares as to which the person has:

(i) sole power to vote or to direct the vote:
3,124,252(1)

(ii) shared power to vote or direct the vote: 0

(iii) sole power to dispose or direct the disposition of:
3,124,252(1)

(iv) shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.	Identification and Classification of Subsidiaries Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

(1) Includes 2,495,652 shares held directly by the Reporting Person and 628,600 shares of Common Stock subject to options held by the Reporting Person that are exercisable within 60 days.
(2) Based on 59,666,519 shares of the Common Stock of the Issuer outstanding as of November 5,2021, as reported in the Issuer’s Form 10-Q for the quarter ended September 30, 2021 and filed with the U.S. Securities and Exchange Commission on November 10, 2021.

CUSIP No. 185063104	Page 5 of 5 Pages

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2022

CARMIGNAC GESTION

By:	/s/ Olivia Vayssette
	Name:	Olivia Vayssette
	Title:	Head of Legal Affairs